Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 19, 2014

Registration Statement No. 333-186768

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$350,000,000 4.95% Senior Notes due 2024

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BB+ / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	November 19, 2014

Settlement date:	November 26, 2014 (T+5)

Maturity date:	December 15, 2024

Principal amount:	$350,000,000

Benchmark:	U.S. Treasury 2.25% due November 15, 2024

Benchmark yield:	2.351%

Re-offer spread:	+ 275 bps

Re-offer yield to maturity:	5.101%

Coupon:	4.95%

Public offering price:	98.820%

Net proceeds:	Approximately $343.2 million, after deducting the underwriting discount and estimated offering expenses

Optional redemption:	Prior to September 15, 2024, at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after September 15, 2024, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	June 15 and December 15, beginning June 15, 2015

CUSIP / ISIN:	096630 AD0 / US096630AD01

Joint book-running managers:	Barclays Capital Inc. J. P. Morgan Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-managers

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847 or J.P. Morgan Securities LLC at 212-834-4533, Citigroup Global Markets Inc. at 800-831-9146, Deutsche Bank Securities Inc. at 800-503-4611, Mitsubishi UFJ Securities (USA), Inc. at 877-649-6848 or Wells Fargo Securities, LLC at 800-645-3751.

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